This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

March 8, 2006

Item 3: Press Release

A Press release dated and issued March 8, 2006 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Options Key Lake Uranium Claims to International Arimex Resources.

Item 5: Full Description of Material Change

Vancouver, BC, March 8, 2006 – CanAlaska Ventures Ltd. (TSX.V – CVV) is pleased to announce that it has entered into an Option Agreement with International Arimex Resources Inc. (TSX.V – IEA) on CanAlaska's 100%-owned Key Project in Saskatchewan's Athabasca Basin.

The Key Project is comprised of five mineral claims for a total of 14,821 acres (5,998 hectares) in Saskatchewan's highly prospective eastern Athabasca Basin.  The Key Project claims are located in the vicinity of the Key Lake Uranium Mine.  Previous exploration on the properties was limited. Magnetic lineaments indicate a varied and disrupted geology within the underlying terrane, providing the opportunity for basement hosted uranium mineralization, similar to the nearby, newly discovered Millenium deposit.

Under the terms of the Agreement, CanAlaska will receive from International Arimex payment of C$100,000 and issuance of 300,000 shares, in stages commencing on March 3rd, 2006, and International Arimex further commits to C$2 million in expenditures on the claims in exchange for International Arimex receiving a 50% interest in the Project.  CanAlaska will also receive a 3% net smelter royalty.  Within 90 days of completing its commitments for a 50% interest, International Arimex may elect to acquire an additional 10% interest by expending an additional $2 million on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, International Arimex may elect to acquire a further 15% ownership for a total of 75%, by completing a feasibility study within 2 years, issuing to CanAlaska 200,000 additional common shares, and expending a minimum of C$500,000 per year on the Key Project.  CanAlaska will act as operator of the property until International Arimex has vested 60% interest, at which time International Arimex may become the operator.  The Agreement is subject to regulatory approval.

An airborne electromagnetic and magnetic survey comprising 870 survey line-kilometres will commence shortly on the Key Project.  CanAlaska will be testing prospective targets with follow-up ground geophysics in Summer, 2006.

The Qualified Person for this Release is Peter Dasler, P.Geo.

About CanAlaska Ventures

CanAlaska possesses sixteen, 100% owned, uranium projects in the Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,061,516 acres.  In 2005, CanAlaska expended over Cdn$4 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  The first of these properties at West McArthur is now being drill-tested with 2 drills.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____March 8, 2006_______________

Date

“Peter Dasler”

_______________________________

Signature of authorized signatory

__Peter Dasler___________________

Print name of signatory

__President & CEO_______________

Official capacity